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                                                                    EXHIBIT 12.2

                          ARCHSTONE COMMUNITIES TRUST
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED SHARE DIVIDENDS

                         (Dollar amounts in thousands)

                                  (Unaudited)

                                                        Nine Months Ended
                                                          September 30,                    Twelve Months Ended December 31,
                                                     ----------- ----------- -------------------------------------------------------
                                                        2000        1999         1999       1998     1997/(1)/     1996       1995
                                                     ----------- ----------- ----------- ----------  ---------- ---------  ---------
Earnings from operations............................ $  140,050  $  126,167  $  169,339  $  134,571  $  24,686  $  94,089  $  81,696
Add:
  Interest expense..................................    109,010      87,818     121,494      83,350     61,153     35,288     19,584
                                                     ----------  ----------  ----------  ----------  ---------  ---------  ---------
Earnings as adjusted................................ $  249,060  $  213,985  $  290,833  $  217,921  $  85,839  $ 129,377  $ 101,280
                                                     ==========  ==========  ==========  ==========  =========  =========  =========
Combined fixed charges and Preferred Share dividends:
  Interest expense.................................. $  109,010  $   87,818  $  121,494  $   83,350  $  61,153  $  35,288  $  19,584
  Capitalized interest..............................     18,694      25,385      31,912      29,942     17,606     16,941     11,741
                                                     ----------  ----------  ----------  ----------  ---------  ---------  ---------
     Total fixed charges............................    127,704     113,203     153,406     113,292     78,759     52,229     31,325
                                                     ----------  ----------  ----------  ----------  ---------  ---------  ---------

  Preferred Share dividends.........................     19,108      17,344      23,731      20,938     19,384     24,167     21,823
                                                     ----------  ----------  ----------  ----------  ---------  ---------  ---------
Combined fixed charges and Preferred Share dividends $  146,812  $  130,547  $  177,137  $  134,230  $  98,143  $  76,396  $  53,148
                                                     ==========  ==========  ==========  ==========  =========  =========  =========
Ratio of earnings to combined fixed charges and
Preferred Share dividends..........................         1.7         1.6         1.6         1.6        0.9        1.7        1.9
                                                     ==========  ==========  ==========  ==========  =========  =========  =========


     (1) Earnings from operations for 1997 includes a one-time, non-cash charge of $71.7 million associated with costs incurred in acquiring the management companies from an affiliate. Accordingly, earnings from operations were insufficient to cover combined fixed charges and Preferred Share dividends by $12.3 million. Excluding this charge, the ratio of earnings to combined fixed charges and Preferred Share dividends for the year ended December 31, 1997 would be 1.6.